

March 5, 2014

Via Email to
Haitao Liu
Chief Executive Officer
US-DADI Fertilizer Industry International, Inc.
699 Serramonte Blvd, Ste. 212
Daly City, California 94015

Dear Mr. Liu:

We note that your December 31, 2012 financial statements were audited by Sam Kan & Company. On February 20, 2014, the Securities and Exchange Commission ("SEC") denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2014/34-71585.pdf

As Sam Kan & Company is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after February 20, 2014. If Sam Kan & Company audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us as to how you intend to address this matter by no later than March 19, 2014. If you have any questions, you can reach Dennis Hult, Staff Accountant, at 202-551-3618, or me at 202-551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant